(CHECK ONE): ☐ Form 10–K ☐ Form 20–F ☐ Form 11–K ☒ Form 10–Q ☐ Form N–SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b—25 NOTIFICATION OF LATE FILING	Commission File Number 1-12147 Cusip number 247850 10 0

For Period Ended: June 30, 2005
☐ Transition Report on Form 10–K
☐ Transition Report on Form 20–F
☐ Transition Report on Form 11–K
☐ Transition Report on Form 10–Q
☐ Transition Report on Form N–SAR

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:

Deltic Timber Corporation

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

210 East Elm Street

City, State and Zip Code:

El Dorado, Arkansas 71730

PART II

RULES 12b—25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10–K, Form 20–F, 11–K or Form N–SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10–Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10–K, 20–F, 11–K, 10–Q, N–SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in Item 4.02a of the registrant’s Form 8–K dated August 8, 2005 (hereby incorporated by reference), due to an error discovered in the carrying value of the Company’s inventory of third-party purchases of standing timber used to supply its Ola sawmill, the registrant will file an amendment to its Annual Report on Form 10–K for the year ended December 31, 2004 to amend and restate its financial statements for the years 2002 through 2004, for the third quarter of 2002, and for each quarter in 2003 and 2004. As a result, the registrant is unable to meet the filing deadline for it quarterly report on Form 10–Q for the quarter ended June 30, 2005 without unreasonable effort or expense, because the restatement of such financial statements is not yet complete. The registrant plans to file its quarterly report on Form 10–Q for the quarter ended June 30, 2005 upon filing of its amended Form 10–K for the year ended December 31, 2004, which will include the registrant’s restated 2004 financial statements.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth D. Mann (Name)	870 (Area Code)	881-6432 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although preparation of financial statements for the period has not been completed, increases in sales volumes and prices for the Company’s principal products over the corresponding period of 2004 is expected to result in a significant increase in net earnings compared to the second quarter of 2004.

Deltic Timber Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2005	By:	/s/ W. Bayless Rowe
W. Bayless Rowe
Vice President, General Counsel and Secretary